Exhibit 1.01

CONFIDENTIAL AGREEMENT AND RELEASE

between

ORACLE AMERICA, INC.

and

ACTUATE CORPORATION

The Confidential Agreement and Release (the “Agreement”) is entered into by and between Oracle America, Inc., (“Oracle”), 500 Oracle Parkway, Redwood City, California 94065 and Actuate Corporation (“Actuate”), 701 Gateway Boulevard, South San Francisco, California, 94080.

RECITALS

This Agreement is entered into with reference to the following facts:

A. On or about December 27, 1997, Siebel Systems, Inc. (“Siebel”) and Actuate entered into an OEM Software License Agreement, which was subsequently amended effective January 1, 2000, November 21, 2000, May 24, 2001, December 28, 2001, December 31, 2002, March 31, 2003, and November 13, 2006 (collectively, the “OEM Agreement”).

B. On or about January 31, 2006, Oracle Corporation completed its acquisition of Siebel. On or about March 1, 2006, the OEM Agreement was assigned to Oracle USA, Inc. On or about February 15, 2010, Oracle USA, Inc. merged with and into Sun Microsystems, Inc., the surviving company, which was then renamed “Oracle America, Inc.”

C. On or about February 18, 2009, Actuate initiated a lawsuit that, after the filling of a First Amended Complaint on or about March 26, 2009, was captioned Actuate Corporation v. Oracle USA. Inc., and Does 1 through 10, San Mateo County Superior Court Case No. 481387 (the “Dispute”).

D. Oracle and Actuate now wish to enter into this Agreement in order to resolve their Dispute.

E. Capitalized terms not defined herein shall have the meanings ascribed to them in the OEM Agreement.

In consideration for entering into this Agreement and in consideration for the promises and respective releases set forth below, Oracle and Actuate agree as follows:

SETTLEMENT TERMS

1. Cash Payment. Oracle agrees to pay Actuate a total of $16 million, payable in 12 successive equal quarterly installments starting on June 30, 2010.

2. Termination of the OEM Agreement. For purposes of clarity, the parties agree that the OEM Agreement has been terminated since January 1, 2010 and that neither party has any rights, responsibilities, duties or obligations thereunder, including any maintenance and support obligations or rights.

3. Release. The parties, for themselves and their successors, assigns, stockholders, officers, directors, parents, subsidiaries, and agents, hereby release the other party, their successors, acquired entities, assigns, stockholders, officers, directors, parents, subsidiaries, agents, insurers, and attorneys from any and all rights, claims, actions, and demands of every kind and nature, in law, equity, or otherwise, known or unknown, disclosed or undisclosed, suspected or unsuspected, including, without limitation, any claims for damages, actual or consequential, past, present, or future, which they have or may have as of the Effective Date which arise out of or in any way relate to the (i) Dispute, the OEM Agreement and any representations or conduct relating to the Dispute and/or the OEM Agreement and (ii) the following other original equipment manufacturer agreements between Actuate and Oracle: (a) E-Business Application Partner Software License Agreement between Actuate and Agile Software Corporation with an effective date of December 1, 2000, as amended, and expired as of July 31, 2009; (b) Business Terms Order Form and the Commercial Distribution License Agreement between Actuate and Flashline,

Inc. (predecessor in interest to BEA Systems, Inc.) with an effective date of March 25, 2003, as amended, and expired as of February 1, 2010; and (c) E-Business Application Partner Software License Agreement between Actuate and Evolve Software (predecessor in interest to Primavera Systems, Inc.) with an effective date of May 16, 2000, as amended, with an expiration date of December 31, 2013, and any representations or conduct relating to any of the aforementioned agreements.

4. Waiver. The parties voluntarily waive Section 1542 of the California Civil Code, or any similar provision of the statutory or non-statutory law of any other jurisdiction. Section 1542 provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her must have materially affected his or her settlement with the debtor.

The parties have read and understand Section 1542 and have had the opportunity to consult with and be advised by counsel regarding its meaning and effect. The parties acknowledge that this Agreement has been negotiated and agreed upon with the knowledge that unknown or unsuspected claims may exist and that all such claims are waived by this provision.

5. Representation and Covenant Not to Sue. The parties hereby represent and agree that they have not filed, and that they will not file or pursue, any charges, suits, complaints, grievances, or other actions which assert, arise out of, or are in any way related to the claims released under this Agreement; provided, however, that this paragraph shall not apply to any action or claim to enforce the terms of this Agreement.

6. Dismissal of the Dispute. Within two (2) business days following receipt of the June 30, 2010 payment, Actuate shall cause to be field a Dismissal with a Prejudice of the entire Dispute. The parties agree to bear their own costs and attorneys’ fees incurred in connection with the Dispute settled herein.

7. No Admission of Liability. This Agreement constitutes a compromise settlement of disputed claims and shall not be deemed or construed to be an admission of liability by either party at any time for any purpose.

8. Confidentiality. The parties agree that the terms of this Agreement shall remain confidential and shall not be disclosed, directly or indirectly, by them for any reason at any time; provided, however, that they may disclose, in confidence, on a need-to-know basis, the terms to their attorneys, accountants, financial institutions, directors, officers, employees, insurers, and as otherwise required by law. The parties agree that each may publicly state that the Dispute has been resolved.

9. Inurement. The Agreement shall inure to the benefit of and be binding upon the parties and their respective agents, officers, directors, trustees, attorneys, representatives, assigns, subsidiaries, parent companies, and predecessor or successor companies.

10. Voluntary Settlement. Each party represents that it has read and been advised by counsel regarding this Agreement, that it understands its provisions and legal effect, and that it is voluntarily entering into this Agreement. Each party acknowledges that this Agreement is a full, fair, and final settlement of all claims released under this Agreement. Each party further represents that, in executing this Agreement, it does not rely on any inducements, promises, or representations other than those expressly set forth in this Agreement.

11. Construction. Each party acknowledges that it has participated in the drafting of this Agreement and reviewed the terms of the Agreement and as such, no rule of construction shall apply in any interpretation of this Agreement which might result in this Agreement being construed in favor of or against either party, including without limitation, any rule of construction to the effect that ambiguities ought to be resolved against the drafting party.

12. Severability. If any part of this Agreement shall be determined to be illegal, invalid, or unenforceable, that part shall be severed from the Agreement and the remaining parts shall be valid and enforceable.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute a duplicate original.

14. Authority To Execute Agreement. The individuals signing this Agreement and the parties represent and warrant that they have full and complete authority and authorization to execute and effect this Agreement and to take or cause to be taken all acts contemplated by this Agreement.

15. Warranty Re Non-Assignment. The parties each represent and warrant that they own and have not assigned, sold, transferred, or otherwise disposed of any claim or any interest in any claim against the other released in this Agreement.

16. Governing Law. This Agreement and all matters arising out of or relating to this Agreement shall be governed by, interpreted, and construed in accordance with the procedural and substantive laws of the State of California, and shall be deemed executed in San Mateo County, California.

17. Jurisdiction. The parties agree that any legal action or proceeding relating to this Agreement shall be instituted in a state or federal court in the counties of San Francisco, Santa Clara, or San Mateo, California. The parties agree to submit to the exclusive jurisdiction of, and agree that venue is proper in, these courts in any such action or proceeding.

18. Attorney’s Fees. In the event of any legal action based on a dispute arising from or relating to an alleged breach of this Agreement, or any effort to enforce this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and costs incurred by the prevailing party in such action.

19. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior or contemporaneous agreements or representations, written or oral, between the parties concerning the subject matter of this Agreement. This Agreement may not be modified or amended except in writing and signed by a duty authorized representative of each party; no other act, document, usage, or custom shall be deemed to amend or modify this Agreement.

20. Effective Date. The Effective Date of this Agreement shall be the last date upon which it is signed by the parties below.

ACTUATE CORPORATION		ORACLE AMERICA, INC.

By:	/s/ Thomas McKeever	By:	/s/ Richard Allison
Name:	Thomas McKeever	Name:	Richard Allison
Title:	SVP, GC, Corp. Dev. & Sec.	Title:	Senior Vice President
Date:	June 14, 2010	Date:	6/14/2010

Memorandum of Understanding

This Memorandum of Understanding (“MOU”) is entered into this 16th day of September 2010 by and among Actuate Corporation (“Actuate”), on the one hand, and International Business Machines Corporation and MRO Software, Inc. (collectively “IBM), on the other hand. It reflects the basic terms of an agreement to settle, fully, finally and forever, all disputes or claims existing between Actuate and IBM and all claims for attorneys’ fees that may relate to such disputes or claims, that were or could have been asserted by Actuate against IBM in the lawsuit styled Actuate Corporation v. International Business Machines Corporation, et al., Case No. CV-09-58892 JCS pending in the United States District Court for the Northern District of California (the “Action”). The terms of the settlement are as follows:

1. Within five business days of execution of a definitive settlement agreement between the parties, IBM will pay to Actuate the sum of Eleven Million Dollars ($11,000,000.00).

2. The parties will execute mutual releases of any claims that were or could have been asserted by Actuate, or that would have been a compulsory counterclaim in the Action, known or unknown, liquidated or unliquidated, that arise out of or relate in any way to matters raised in or alluded to in Actuate’s complaint in the Action or the parties’ other submissions to the Court, mediation statements or other formal or informal communications in the Action, effective as of the date of this MOU. To clarify, the release in favor of IBM will cover any use, distribution or shipment of Actuate software as it is used as of the date of this MOU in any IBM product, or in support of any IBM product. The release shall include an express waiver of all claims under Section 1542 of the California Civil Code or any such similar provision of the law of any state.

3. Within three business days of receipt of the payment under Section 1, Actuate will dismiss the Action with prejudice, each party to bear its own costs.

4. Within 30 days of execution of a definitive settlement agreement between the parties, IBM will provide Actuate with all raw download data such as server logs that it may have related to the download of Actuate software from the posting that was the subject of the Action. If Actuate requests, IBM will make an appropriate person available for up to one hour by telephone to answer questions Actuate may have concerning the data formatting or other matters unique to IBM’s data.

5. Within 30 days of execution of a definitive settlement agreement between the parties, IBM Vice President Lucian Bifano will meet with Actuate CEO Peter Cittadini about the possibility of future opportunities for Actuate and IBM to do business, it being understood that there is no agreement that any such opportunities exist.

6. This MOU is subject to definitive documentation of the settlement. The parties agree to work diligently to complete documentation of the settlement by September 22, 2010, and agree to submit any outstanding disagreements that they may be unable to resolve in the documentation to Judge Edward Infante (Ret.) for resolution.

7. The terms of the settlement agreement and the settlement will remain confidential and are not to be disclosed to any third party except as required by law.

8. This is a binding and enforceable settlement agreement following arms-length negotiation before Judge Infante as mediator.

9. The parties’ rights and obligations under the License Agreement are unchanged except as expressly noted in this MOU.

For Actuate Corporation:	For IBM and MRO Software, Inc.:

/s/ Thomas Mckeever	/s/ Lucian Bifano
Thomas Mckeever	Lucian Bifano
SVP, GC, Corp. Dev. & Secretary	Vice President